03 OCT 21 AM 7:21

SembCorp Industries

Rule 12g3-2(b) File No. 825109

6 October 2003

03032795

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon Siew Kin (Ms)
Group Company Secretary

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

Enclosure

10/27

SembCorp Industries divests its entire stake in Vietnam service apartment, resulting in FY 2003 gain of S$8.6 million

SembCorp Industries announces that its wholly-owned subsidiary, SembCorp Parks Holdings ("SembParks"), has today, completed the sale of its entire 95 per cent stake in RSC (Vietnam) Investments Pte Ltd ("RSCVI") to Collingway (Vietnam) Limited.

SembCorp Industries will receive cash proceeds of S$2.6 million and discharge S$28.5 million of loan guarantee obligations as a result of this divestment. The transaction will result in a gain of S$8.6m in SCI's FY 2003 PATMI.

RSCVI is a subsidiary of SembParks and owns 60 per cent of RSC Joint Venture Company (RSCJV Co.). RSCJV Co. owns and manages Norfolk Mansion, a 124-room service apartment located in Ho Chi Minh City, Vietnam.

Rationale for the Divestment:

This sale is part of SembCorp Industries' divestment of its non-core operations.

The Transaction:

The consideration was arrived at on a willing-buyer-willing-seller basis, taking into account the realisable value of the asset less liabilities. As of December 31 2002, RSCVI had a negative book value.

Financial Impact:

Assuming that the transaction was completed on January 1, 2002, the Group's proforma EPS for FY2002 would have been 10.00 cents instead of 9.52 cents and NTA per share would have been 81.32 cents instead of 80.73 cents.

- End -

For media and analyst enquiries, please contact:

Tan Wah Khuan (Mr)
Senior Executive
Group Corporate Relations
SembCorp Industries
Tel: (65) 6723 3153
Fax: (65) 6822 3240
Email: tan.wahkhuan@sembcorp.com.sg

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 06/10/2003 to the SGX

03 OCT 21 AM 7:21

SembCorp Industries

Rule 12g3-2(b) File No. 825109

30 September 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May (Ms)
Assistant Company Secretary

Enclosure

SEMBCORP UTILITIES INCREASES ITS STAKE IN NANJING SEMBCORP SUIWU TO 75 PER CENT

SembCorp Industries announces that its wholly-owned subsidiary, SembCorp Utilities (SembUtilities), has increased its stake in Nanjing SembCorp SUIWU from 55 per cent to 75 per cent. Accordingly, SembUtilities' share of the initial project cost will increase from USD 5.5 million to USD 7.5 million based on an estimated total investment of USD 10 million.

Nanjing SembCorp SUIWU, formerly known as Nanjing SEMBCORP SUIYU, was set up to invest in a build-own-operate wastewater treatment plant in the Nanjing Chemical Industrial Park in China. The other shareholders are Singapore Utilities International and Nanjing Chemical Industrial Park Company, holding 20 per cent and 5 per cent respectively.

The increase in investment is not expected to have any material effect on the net tangible assets per share and earnings per share of SembCorp Industries for the current financial year. SembUtilities will finance the increased investment from internal funds.

None of the directors or substantial shareholders of SembCorp Industries has any interest, directly or indirectly, in the transaction.

By Order of the Board

Linda Hoon Siew Kin
Group Company Secretary

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 30/09/2003 to the SGX

Notice Of Changes In Director's Interests In Related Company

Name of director:	Lua Cheng Eng
Date of notice to company:	30/09/2003
Date of change of interest:	29/09/2003
Name of registered holder:	Lua Cheng Eng
Circumstance(s) giving rise to the interest: Please specify details:	Others sale of SembCorp Marine Ltd's (SCM) shares in open market

Information relating to shares held in the name of the registered holder: -

No. of SCM shares which are the subject of the transaction:	37,000
% of issued share capital:	0
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	0.98
No. of SCM shares held before the transaction:	37,500
% of issued share capital:	0
No. of SCM shares held after the transaction:	500
% of issued share capital:	0

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of SCM shares held before the transaction:	0	37,500
% of issued share capital:	0	0
No. of SCM shares held after the transaction:	0	500
% of issued share capital:	0	0
Total shares:	0	500

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 30/09/2003 to the SGX

SEMBCORP INDUSTRIES LTD

Notice Of Changes In Director's Interests in Related Company

Name of director:	Lua Cheng Eng
Date of notice to company:	30/09/2003
Date of change of interest:	29/09/2003
Name of registered holder:	Lua Cheng Eng
Circumstance(s) giving rise to the interest:	Others
Please specify details:	sale of SembCorp Marine Ltd's (SCM) shares in open market

Information relating to shares held in the name of the registered holder: -

No. of SCM shares which are the subject of the transaction:	500
% of issued share capital:	0
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	0.97
No. of SCM shares held before the transaction:	500
% of issued share capital:	0
No. of SCM shares held after the transaction:	0
% of issued share capital:	0

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of SCM shares held before the transaction:	0	500
% of issued share capital:	0	0
No. of SCM shares held after the transaction:	0	0
% of issued share capital:	0	0
Total shares:	0	0

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 30/09/2003 to the SGX